Kelly Strategic ETF Trust
7887 East Belleview Ave., Suite 1100
Denver, Colorado 80111

December 3, 2021

VIA EDGAR TRANSMISSION
EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Re:	Kelly Strategic ETF Trust File Nos.: 333-258490 and 811-23723 Kelly Ethereum Ether Strategy ETF (S000075305)
Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Kelly Strategic ETF Trust (the “Trust”) respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-258490; 811-23723) filed with the Commission on November 29, 2021, SEC Accession No. 0000894189-21-008363 (the “Amendment”). The Amendment relates to Kelly Ethereum Ether Strategy ETF, a new series of the Trust. The Trust is withdrawing the Amendment because it has elected not to proceed with the registration process for the new series associated with the Amendment.

The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment. Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely, /s/ Eric Simanek Eric Simanek Sullivan & Worcester LLP